Form 5 [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Puche Jaime Serra	2. Issuer Name and Ticker or Trading Symbol The Mexico Fund, Inc. Symbol: MXF					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ X ] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) _____________________
(Last) (First) (Middle) Edificio Plaza, Prolongacion Paseo de la Reforma 600-103	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year 10/2002
(Street) Santa Fe, Mexico, D. F. 01210			5. If Amendment, Date of Original (Month/Year) 12/13/2002			7. Individual or Joint/Group Reporting (check applicable line) [ X ] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	10/23/2002*		P/L	400	A	14.12**	2387	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

*     On October 22, 2002, Dr. Puche instructed his broker to purchase 400 shares of The Mexico Fund, Inc. (MXF) common stock. On October 23, 2002, Dr. Puche's broker sold 400 shares of MXF common stock at a price of $14.91. On October 24, 2002, Dr. Puche received a confirmation from his broker that his order to purchase 400 shares was executed.

On November 8, 2002, Dr. Puche's broker detected the transaction error and cancelled the transaction that was executed on October 23, 2002. On November 14, 2002, Dr. Puche's original order to purchase 400 shares of MXF common stock was executed at a price of $14.12. Therefore, the previously reported transaction on Dr. Puche's Form 5 filed on December 13, 2002, was, in fact, cancelled due to broker error.

**  The purchase price previously reported on Dr. Puche's December 13, 2002 Form 5 was $14.91. Due to the fact that this previously reported transaction was cancelled by the executing broker-dealer, Dr. Puche's order to purchase 400 shares of MXF common stock was not executed until November 14, 2002. At this time, the purchase price of MXF common stock was $14.12.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	* Jaime Serra Puche	01/21/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.	/s/Sander M. Bieber * by Sander M. Bieber as Attorney-in-fact for Jaime Serra Puche